August 15, 2024

John Morgan
Chief Executive Officer
Niches, Inc.
1333 N. Buffalo Dr., Unit 210
Las Vegas, NV 89128

       Re: Niches, Inc.
           Form 10-K for the fiscal year ended August 31, 2023
           Filed December 7, 2023
           Form 10-Q for the quarter ended May 31, 2024
           Filed July 15, 2024
           File No. 000-13851
Dear John Morgan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended August 31, 2023
Control and Procedures, page 12

1.     Your disclosure here states that you are a smaller reporting company and a non-
       accelerated filer, and therefore, are not required to provide the information specified in
       Item 9A. Please note that you are only exempt from the requirements of
Section 404(b) of
       the Sarbanes-Oxley Act to have your independent registered public accounting firm attest
       to, and report on, management   s assessment of its internal controls.
Smaller reporting
       companies must still provide information specified in Item 9A, including
management   s
       report on internal control over financial reporting. Please revise your disclosure accordingly.
 August 15, 2024
Page 2
Report of the Independent Registered Public Accounting Firm, page F-1

2.     Please obtain a revised audit report which addresses the following issues:
           Revise the opinion paragraph to include the consolidated statements of operations,
           changes in stockholders    equity and cash flows for the year ended
August 31, 2022.
           Revise the opinion paragraph to reference the basis of presentation (e.g., U.S GAAP,
           IFRS).
           The critical audit matters paragraph states that the auditor does not have any critical audit matters to communicate as of August 31, 2023. Revise to cover any matters identified through the date of the audit report.
           Revise to indicate how long OLAYINKA OYEBOLA & CO served as the
           Company   s auditor.
           Revise to include the date of the report.

Form 10-Q for the quarter ended May 31, 2024
Condensed Consolidated Financial Statements
Statement of Changes in Stockholders' Equity, page 3

3. Please revise to replace the statement of changes in stockholders equity for the fiscal year ended August 31, 2023, with the statement for the nine months ended May 31, 2023.
       Refer to Rule 8-03 of Regulation S-X for the comparative periods to be provided. Similar issue is noted in your Form 10-Qs for the periods ended November 30, 2023 and February
       29, 2024.
General

4. We note that you have affected a one-for-sixty thousand reverse stock split of the shares of your common stock in June 2024. Revise your disclosures throughout the filing to retroactively reflect the reverse stock split. Refer to SAB Topic 4C.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing